SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2003

Commission File Number 001-14485

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Sudeste Cellular Holding Company
(Translation of Registrant's name into English)

Praia de Botafogo, 501, 7o andar
22250-040 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TELE SUDESTE CELULAR PARTICIPAÇÕES S/A
Publicly-held Company – CNPJ Nº 02.558.129/0001-45

NOTICE TO SHAREHOLDERS

PAYMENT OF INTERESTS ON SHAREHOLDERS’ EQUITY and DIVIDENDS

We hereby notify the Shareholders of Tele Sudeste Celular Participações S.A. that Interests on the Shareholders’ Equity and Dividends for fiscal year 2002 shall be paid as of December 22, 2003, pursuant to a resolution of the General Shareholders Meeting held on March 25, 2003, under the following conditions:

a) Interests on Shareholders’ Equity (base date 12.26.2002) – Common and Preferred Shares

Gross amount per lot of one thousand shares	Net amount per lot of one thousand shares
R$0.03260819	R$0.02771696

b) Dividend (base date 03.25.2003) – Preferred Shares

Amount per lot of one thousand preferred shares	R$0.0231506

I. INCOME TAX

a)

Upon the approval of the accounting credit of the Interests on the Shareholders’ Equity, income tax was withheld at a rate of 15%, except for shareholders having provided evidence of tax immunity or exemption. Receipt of the gross amount of interests on the shareholders’ equity is ensured to shareholders having already been granted immunity by law.

b)	No income tax is levied on dividends.

II. PAYMENT TERMS

a)	Interests and dividends shall be paid at the branches of Banco ABN Amro Real S/A.
b)	Shareholders having adopted the Trust Custody system will have their respective credits available pursuant to the procedures set forth by the Stock Exchanges.

III. GENERAL INSTRUCTIONS

Shareholders whose record data have not been updated or fail to contain the CPF/CNPJ number, or the bank credit option, may qualify themselves for receipt of interests and dividends at any branch of Banco ABN Amro Real S/A, upon production of the following documents:

  Individuals: CPF (Individual Taxpayer Card), RG (Identity Card) and updated proof of residence.
  Legal Entity: CNPJ (Corporate Taxpayer Card), Articles of Association, Bylaws, Minutes of the Shareholder Meeting having elected the current board of executive officers, CPF and RG of the company’s partners/legal representatives.

In order to protect the shareholders’ interests, their attorneys-in-fact shall be required to present a power of attorney drawn-up with a notary’s office, with specific powers, granted and/or ratified less than 30 days before, at a branch of Banco ABN Amro Real, to be eligible for receiving interests on the shareholders’ equity and dividends.

Dividends not claimed within three (3) years from the date of beginning of payment shall forfeit and inure to the company’s benefit (Law 6404/76, art. 287, Item II, letter a).

IV. ASSISTANCE LOCATIONS

At any branch of Banco ABN Amro Real S/A.

Rio de Janeiro, December 11, 2003.

FERNANDO ABELLA GARCIA
Chief Financial and Investor Relations Officer

(Published in “Jornal do Comércio”, “Gazeta Mercantil” and “D.O.R.J.” on 12.12.2003)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 18, 2003

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Fernando Abella Garcia
Fernando Abella Garcia Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.